Exhibit 99.1

For Immediate Release

Company name: DAIICHI SANKYO COMPANY, LIMITED

Representative: Takashi Shoda, President and Representative Director

(Code no.: 4568, First Section, Tokyo, Osaka and Nagoya Stock Exchanges)

Please address inquiries to Toshio Takahashi, Corporate Officer in Charge,

Corporate Communications Department

Telephone: +81-3-6225-1126

Announcement of Revised Results Forecasts of

the Sub-subsidiary Wakodo Co., Ltd.

Tokyo, January 31, 2006 – DAIICHI SANKYO COMPANY, LIMITED has announced that its Group company, Wakodo Co., Ltd., has revised its business achievement forecasts for the fiscal year ended March 2006 as indicated in the appendix, originally released on October 28, 2005. The effect that these revisions to their forecasted business achievements will have on the consolidated results is negligible.

<Appendix>

For Immediate Release

Company name: Wakodo Co., Ltd.

Representative: Makoto Yamada, President

(Code no.: 4520, Second Section, Tokyo Stock Exchange)

Please address inquiries to Michio Yokokawa

Director of Accounting Division

Telephone: +81-3-5296-6800

Announcement of Revised Results Forecasts

Tokyo, January 31, 2006 – Wakodo Co., Ltd. has announced that in line with recent tendencies in its business results, it has revised its financial achievement forecasts for the fiscal year ending March 2006 (April 1, 2005 – March 31, 2006), originally released on October 28, 2005.

1.	Revised Results Forecast for Fiscal 2006 (April 1, 2005 – March 31, 2006)

(Millions of yen, %)

	Net sales	Ordinary income	Net income
Previous forecast (A)	33,500	1,200	630
Revised forecast (B)	33,500	1,000	400
Increase/Decrease (B-A)	—	-200	-230
Percentage increase/decrease (%)	—	-16.7	-36.5
Results from the previous fiscal year ended March 31, 2005	32,100	1,566	1,049

2.	Revised Consolidated Results Forecast for Fiscal 2006 (April 1, 2005 – March 31, 2006)

(Millions of yen, %)

	Net sales	Ordinary income	Net income
Previous forecast (A)	33,800	1,400	700
Revised forecast (B)	33,800	1,100	450
Increase/Decrease (B-A)	—	-300	-250
Percentage increase/decrease (%)	—	-21.4	-35.7
Results from the previous fiscal year ended March 31, 2005	32,456	1,789	1,158

3.	Reasons for the Revisions

Wakodo and Wakodo-group have experienced increased competition from other competitors. Although net sales are steady, as the profit rate for principal products dropped and raw materials costs increased, among other factors, sales profits have fallen short of initial estimates. As selling, general and administrative expenses exceeded forecasts, ordinary income is expected to fall short of initial estimates. Additional expenses were also accrued from such factors as the disposal of fixed assets accompanying the closure of the Tokyo factory. As a result, net income is also expected to fall short of initial estimates.

As was announced on May 13, 2005, dividends of 25 yen per share shall be paid, and combined with interim period payments, a total of 50 yen will be paid annually.

Note: The above estimates were prepared on the basis of information obtainable at the time of this announcement. Actual results may differ from the figures estimated above due to unforeseen circumstances.